UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT

Project Funding Agreement

On January 20, 2026, Sagtec Global Limited (the “Company”) entered into a project funding agreement (the “Agreement”) with a local property developer in Malaysia in connection with a residential township development comprising 84 townhouse units.

Pursuant to the Agreement, the Company has committed project funding of approximately RM7.6 million (approximately US$1.93 million), subject to agreed drawdown conditions, to support a defined phase of the development. Repayment of the funding is structured through the transfer of specified completed residential units and/or cash settlement, calculated by reference to the realized or assessed sale value of comparable units within the project.

The Agreement includes customary security arrangements, including charges over shares in the project developer, designed to secure the Company’s interests. The arrangement does not involve the Company assuming development or construction responsibilities and does not constitute a joint venture or partnership.

The foregoing description of the project funding agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 to this report and incorporated herein by reference.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially. Forward-looking statements include, but are not limited to, statements regarding expected project outcomes and repayment under the funding arrangement. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

Exhibits

Exhibit No.	Description
10.1	Project Funding Agreement
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date:	February 3, 2026

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